SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

1-8359

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the twelve months ended December 31, 2003
and the twelve months ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN
(Full title of plan)

NEW JERSEY RESOURCES CORPORATION
(Name of issuer of the securities held pursuant to the plan)

1415 Wyckoff Road
Wall, New Jersey 07719
(address of principal office)

NJR
New Jersey Resources

EMPLOYEES' RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AS OF AND FOR THE YESRS ENDED DECEMBER 31, 2003 and 2002

PREPARED FOR FILING AS PART OF THE ANNUAL RETURN-REPORT OF AN EMPLOYEE BENEFIT PLAN (FORM 5500)

INDEX

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
Two Hilton Court
Parsippany, NJ 07054-0319
USA

Tel: +1 973 683 7000
Fax: +1 973 683 7459
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of
New Jersey Resources Corporation
Employees' Retirement Savings Plan
Wall, New Jersey

We have audited the accompanying statements of net assets available for benefits of New Jersey Resources Corporation Employees' Retirement Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the index is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as whole.

Deloitte + Touche LLP

June 21, 2004

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2003 AND 2002

	2003	2002
INVESTMENTS (AT FAIR VALUE):		
Cash	$ 2,058	$ -
Gartmore Morley Stable	8,467,331	-
Diversified Bond Group Trust	2,269,173	2,475,467
Fidelity Puritan Fund	3,839,745	3,051,973
MFS Massachusetts Investors Growth Stock Fund	614,955	366,487
Enhanced Stock Market Fund	5,812,564	4,060,930
Vanguard Windsor II Fund	4,366,520	2,927,296
Invesco Dynamics	558,982	367,214
T Rowe Price Small Cap	721,464	153,419
Franklin Small Capital Growth II	1,036,528	347,764
American Funds Capital World Growth/Income Fund	1,745,464	-
Templeton Foreign	1,542,929	1,026,731
NJR Common Stock Fund 401(k)	3,644,074	2,846,035
NJR Common Stock ESOP	24,783,330	21,112,550
Franklin Small Cap Growth Fund	-	11
Janus Worldwide Fund	-	1,387,577
Stable Portfolio Group Trust	-	7,282,193
Participant Loans	1,443,626	1,374,222
Total investments	60,848,743	48,779,869
RECEIVABLES:		
Employer Contributions	24,935	49,759
Participant Contributions	33,633	135,721
Total receivables	58,568	185,480
NET ASSETS AVAILABLE FOR BENEFITS	$60,907,311	$48,965,349

See notes to financial statements.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS:		
Investment income:		
Interest and dividend income	$ 1,318,821	$ 1,208,390
Net appreciation (depreciation) in fair value of investments	9,018,813	(2,698,407)
Contributions:		
Employer contributions	1,016,953	963,412
Participant contributions	3,182,318	2,996,405
Participant rollover contributions	85,273	104,961
Total additions	14,622,178	2,574,761
DEDUCTIONS:		
Participant distributions	2,544,092	3,654,774
Operating expenses	136,124	112,765
Total deductions	2,680,216	3,767,539
INCREASE/(DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	11,941,962	(1,192,778)
NET ASSETS AVAILABLE FOR BENEFITS:		
BEGINNING OF YEAR	48,965,349	50,158,127
END OF YEAR	$60,907,311	$48,965,349

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTION

New Jersey Resources Corporation Employees' Retirement Savings Plan (the Plan) is administered through a Benefits Administration Committee (the Committee) appointed by the Company's Board of Directors and complies with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan has two components as described below:

Savings Component

General: The Savings component is represented by deferred contributions, after-tax contributions and employer matching contributions.

All employees of New Jersey Resources Corporation (the Company), and its subsidiaries who have completed 30 days of service are eligible to participate on a voluntary basis.

Contributions: Under the Savings component, eligible employees may make contributions of between 1% and 30% of base compensation to the Plan and, of this amount, the calendar year dollar limit in effect for 401(k) contributions shall be permitted as pre-tax contributions. The 30% maximum amount became effective August 1, 2002. The Company contributes an amount equal to 50% of the first 6% of contributing participants' base compensation, subject to certain exceptions as described in the Plan. The participants' contributions are fully vested at all times. The Company's contributions vest on the basis of service ranging from 25% after two years, 50% after three years, 75% after four years, and 100% after five years. Any forfeiture is treated as a reduction to employer contributions.

Effective October 1, 2000, certain employees of NJR Home Services Company who are not covered by the Plan for Retirement Allowances for Represented Employees of New Jersey Natural Gas Company and have one or more year(s) of service receive an annual Company contribution equal to 2% of base compensation for employees with less than five years of service and a 3% contribution for employees with five or more years of service. The contribution is automatically invested in the Gartmore Morley Stable Fund, and cannot be reallocated to other investments nor is it eligible for employee loans. As of February 20, 2004, the Company contributed $16,168 related to these employees, for the Plan year ended December 31, 2003. Effective in 2003, employees who have reached the minimum age of 50 by the end of the Plan year may elect to contribute an additional $2,000 in pre-tax non-matchable contributions. As of February 20, 2004, the Company contributed $16,168 related to these employees for the Plan year ended December 31, 2003 and the amount is included in contributions receivable at December 31, 2003. It represents the only change in nonparticipant-directed net assets. Effective in 2003, employees who have reached the minimum age of 50 by the end of the Plan year may elect to contribute an additional $2,000 in pre-tax non-matchable contributions. As of December 31, 2003 there are no nonparticipant-directed investments.

All contributions by employees are made through payroll deductions. As directed by the Committee, contributions by employees and the Company are transferred to a Trustee and held in the Plan's Trust Fund for investment and other transactions.

Payment of Benefits: Participants, prior to retirement or termination of service with the Company, may withdraw their contributions from the Savings component subject to certain limitations as described in the Plan. Participants may not withdraw the Company's contributions until they are vested. Withdrawal of deferred contributions may generally be made only upon disability, hardship or the attainment of age 59-1/2.

Distributions made upon retirement or death may be made either in a lump sum or in equal installments over a period not to exceed five years. All other distributions are made in a lump sum payment.

Participant Loans: The Plan may loan to a participant an amount that shall not exceed the lesser of 50% of the value of the vested portion of such participant's account, or $50,000. Any participant loan must be for a principal amount of $1,000 or more and no participant may have more than two loans outstanding at any time. No loan shall be for a term of more than five years except for loans used to acquire the participant's principal residence, which term shall not exceed ten years.

A participant may repay any such loan in full by check at any time in accordance with such rules as may be prescribed by the Committee. Payments of principal and interest on loans shall be credited to the participant's account(s) from which the loan was funded and shall be reinvested in investment funds in accordance with the participant's then current investment selection.

The interest rate for loans will be the then current prime lending rate of Wachovia Bank N.A., formerly First Union National Bank of North Carolina, plus 1% or such other rate as is prescribed by the Committee based on periodic re-evaluations of the adequacy of such rate. The fixed rate of interest shall apply to the term of each loan.

<u>Employee Stock Ownership Plan Component</u> (the ESOP)

General: Effective October 1, 1994, investment in the ESOP was closed to future employees. The ESOP component is represented by amounts held by the Plan in Company Stock. Until September 30, 1994, all employees of the Company and its subsidiaries who had attained age 21 and completion of one year of service were eligible to participate. All participants' respective shares of Company Stock are 100% vested.

Payment of Benefits: Distributions to ESOP participants may be made only in the case of separation of service or attainment of age 55 and completion of at least 10 years of participation, and shall be in the form of full shares of the Company's common stock and cash in lieu of fractional shares. ESOP participants may also elect to receive their total distribution in cash.

The following amount related to the ESOP were included in interest and dividend income and net appreciation in fair value of investments for the years ended December 31:

	2003	2002
Dividend income	**$ 801,378**	**$ 842,040**
Net appreciation	**$ 4,222,691**	**$ 208,066**

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan as provided in the Plan Document.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Dividend Income— Dividend income is recorded on the ex-dividend date. Dividends from the ESOP and NJR Common Stock funds will be automatically reinvested unless the participant elects a distribution.

3. INVESTMENTS

Participants can elect to have their contributions invested in one or more of the following thirteen investment funds. Participants can also reallocate their account balances on a daily basis.

American Funds – Capital World Growth and Income Fund – The fund seeks to provide long-term growth of capital with current income by investing in established, growing companies all over the world, including the United States.

Diversified Bond Group Trust - The fund seeks to provide a total rate of return in excess of the returns of the bond market and other fixed income managers. It is comprised of primarily U.S. Government and Agency bonds, mortgage-backed securities, corporate bonds and money market instruments.

Enhanced Stock Market Fund - The fund's objective is to provide a total rate of return equal to or exceeding that of the Standard and Poor's 500 ("S&P 500") Index each calendar year.

Fidelity Puritan Fund – The fund seeks income and capital growth consistent with reasonable risk. Sixty percent of the assets are invested in stocks and other equity securities and the rest in bonds and other debt securities, including lower-quality debt securities, when its outlook is neutral.

Franklin Small Cap Growth Fund II – The fund invests primarily in stocks of companies with market capitalization of less than $1 billion that the managers believe are positioned for rapid growth.

Gartmore Morley Stable Fund – This fund is designed to provide preservation of capital and returns that are consistent regardless of stock and bond market volatility. The Fund seeks to earn a high level of income consistent with those objectives.

Invesco Dynamics Fund – This fund analyzes rapidly growing companies, traded primarily on national exchanges and over-the-counter. Using a "bottom-up" selection process, the fund looks for interesting individual securities, then critically evaluates how they might do in the broader, long-term economic picture.

MFS Massachusetts Investors Growth A Fund - This fund seeks long-term growth of capital and future income, rather than current income. The fund invests primarily in common stock or convertibles issued by companies exhibiting above-average prospects for long-term growth.

NJR Common Stock Fund 401(k) - This fund invests in the common stock of the Company.

Templeton Foreign Fund – The fund seeks long-term capital growth by investing primarily in the equity securities of companies located outside the US, including emerging markets. Also, the fund generally invests up to 25% of its total assets in debt securities of companies and governments located anywhere in the world.

T.Rowe Price Small Cap Value Fund – The fund seeks long-term capital growth by investing primarily in the common stock of companies with relatively small market capitalizations which are believed to be undervalued and have good prospects for capital appreciation.

Vanguard Windsor II Fund - The fund's objective is to provide long-term growth of capital and income. As a secondary objective, the fund seeks a reasonable level of current income. It is a value-oriented growth and income fund seeking investment opportunities primarily in common stocks that are out of favor or undervalued.

4. TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 17, 2003, that the Plan and related trust were designed in accordance with the applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

5. TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

6. FINANCIAL STATEMENTS/FORM 5500

The financial statements have been prepared on the accrual basis in conformity with generally accepted accounting principles in the United States of America. The Form 5500 is presented on the cash basis.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,	
	2003	**2002**
Net assets available for benefits per the financial statements	**$ 60,907,311**	**$ 48,965,349**
Less: Amounts due from participants per the financial statements	**(33,633)**	**(135,721)**
Less: Amounts due from employer per the financial statements	**(24,935)**	**(49,759)**
Net assets available for benefits per the Form 5500	**$ 60,848,743**	**$ 48,779,872**

	For the Year ended: December 31, 2003
Contributions received from participants per the financial statements	$ 3,182,318
Less: Contributions receivable from participants per the financial statements, December 31, 2003	(33,633)
Add: Contributions receivable from participants per the financial statements, December 31, 2002	135,721
Contributions received from participants per the 5500	$3,284,406

	For the Year Ended: December 31, 2003
Contributions received from employer per the financial statements	$1,016,953
Less: Contributions receivable from employer per the financial statements, December 31, 2003	(24,935)
Add: Contributions receivable from employer per the financial statements, December 31, 2002	49,759
Contributions received from employer per the 5500	$ 1,041,777

7. SIGNIFICANT INVESTMENTS

The following presents investments that represent five percent or more of the Plan's net assets as of December 31, 2003 and 2002:

	2003	2002
NJR Common Stock ESOP/401K, 1,455,043 and 1,472,735 shares, respectively	$ 28,427,404	$ 23,958,585
Gartmore Morley Stable Fund, 466,938 and 0 shares, respectively	$ 8,467,331	N/A
Stable Portfolio Group Trust, 0 and 109,955 shares, respectively	N/A	$ 7,282,193
Enhanced Stock Market Fund, 81,167 and 72,762 shares, respectively	$ 5,812,564	$ 4,060,930
Vanguard Windsor II Fund, 164,837 and 140,735 shares, respectively	$ 4,366,520	$ 2,927,296
Fidelity Puritan Fund, 207,891 and 193,285 shares, respectively	$ 3,839,745	$ 3,051,973

During the year ended December 31, 2003, the Plan's mutual fund investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Common Trust Funds	$ 1,517,726	$ (808,718)
Common Stock Funds	4,861,028	288,118
Mutual Funds	2,638,035	(2,177,807)
Net appreciation (depreciation)	$ 9,016,788	$ (2,698,407)

8. PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by the Trustee. Wachovia Bank N.A., formerly First Union National Bank, is the Plan Trustee and certain plan assets are invested in First Union mutual funds, therefore, First Union is a party-in-interest. Fees paid by the plan to the Trustee amounted to $136,124 and $112,765 for the years ended December 31, 2003 and 2002, respectively.

At December 31, 2003 and 2002, the Plan held 1,455,043 units and 1,472,735 units, respectively, of common stock of New Jersey Resources Corporation, the sponsoring employer, with a cost basis of $15,968,163 and $15,278,072, respectively. During the years ended December 31, 2003 and 2002, the Plan recorded dividend income of $915,222 and $909,319 respectively.

NEW JERSEY RESOURCES CORPORATION EMPLOYEES' RETIREMENT SAVINGS PLAN, PN 005
NEW JERSEY RESOURCES CORPORATION, EIN 22-2376465
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
FOR PLAN YEAR ENDED 12/31/2003

DESCRIPTION	COST	CURRENT VALUE
COMMON TRUST FUNDS		
WACHOVIA BANK, N. A. DIVERSIFIED BOND GROUP TRUST	$ 2,090,905	2,269,173
WACHOVIA BANK, N. A. ENHANCED STOCK MARKET FUND	5,521,356	5,812,564
TOTAL COMMON TRUST FUNDS	$ 7,612,261	$ 8,081,737
COMMON STOCKS		
DAILY NJR STOCK ESOP	$ 12,647,156	$ 24,783,330
NJR STOCK 401(K) FUND	3,321,007	3,644,074
TOTAL COMMON STOCKS	$ 15,968,163	$ 28,427,404
MUTUAL FUNDS		
INVESCO DYNAMICS FD INV CL	$ 532,233	$ 558,982
FRANKLIN STRATEGIC SER SMCAP GR2 CL A	828,382	1,036,528
MASS INVS GROWTH STK FD INC CL A	695,463	614,955
ROWE T PRICE SMALL-CAP VALUE FD SM CAP VAL ADV	620,602	721,464
GARTMORE MORLEY STABLE VALUE FD SECRUITY TR OMNIBUS II CL	8,434,160	8,467,331
VANGUARD WINDSOR FDS II FUND	3,884,412	4,366,520
CAPITAL WORLD GROWTH & INC FD CL R-5	1,640,976	1,745,464
TEMPLETON FOREIGN FD CL A	1,292,925	1,542,929
FIDELITY PURITAN FD	3,142,636	3,839,745
TOTAL MUTUAL FUNDS	$ 21,071,789	$ 22,893,916
PARTICIPANT LOANS MATURING 2004 - 2013 AT INTEREST RATES OF 5.00% - 10.00%	$ 1,443,626	$ 1,443,626

Deloitte.

Deloitte & Touche LLP
Two Hilton Court
Parsippany, NJ 07054-0319
USA

Tel: +1 973 683 7000
Fax: +1 973 683 7459
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 33-52409 and 33-57711 of New Jersey Resources Corporation on Form S-8 and Form S-3, respectively, of our report dated June 21, 2004, appearing in this Annual Report on Form 11-K of New Jersey Resources Corporation Employees' Retirement Savings Plan for the year ended December 31, 2003.

Deloitte + Touche LLP

June 25, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

New Jersey Resources Corporation
Employees' Retirement Savings Plan

Date: June 21, 2004

By: ______________________
Hugo C. Bottino
Plan Administrator

____
Glenn C. Lockwood
Plan Sponsor